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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Bio-Rad Laboratories, Inc.

(Name of Issuer)

Class B Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

090572-21-8

(CUSIP Number)

David Schwartz

1000 Alfred Nobel Drive

Hercules, California 94547

(510) 741-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Tad J. Freese

Latham & Watkins LLP

505 Montgomery Street, Suite 1900

San Francisco, California 94111-2562

(415) 391-0600

Sanford S. Wadler

Bio-Rad Laboratories, Inc.

1000 Alfred Nobel Drive

Hercules, California 94547

(510) 741-6005

July 19, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index is on Page 11

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 2 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above Person (Entities Only) David Schwartz

2.

Check the Appropriate Box if a Member of a Group

(a)  ☒      Alice N. Schwartz, as spouse of David Schwartz, has a one-half community property interest in all shares of this class owned beneficially by David Schwartz.

(b)  ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        152,300 shares of Class B Common Stock

  8.    Shared Voting Power

        4,060,054 shares of Class B Common Stock

  9.    Sole Dispositive Power

        152,300 shares of Class B Common Stock

10.    Shared Dispositive Power

        4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,522,682 shares of Class B Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 87.4%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 3 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above Person (Entities Only) Norman D. Schwartz

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        17,360 shares of Class B Common Stock

  8.    Shared Voting Power

        4,060,054 shares of Class B Common Stock

  9.    Sole Dispositive Power

        17,360 shares of Class B Common Stock

10.    Shared Dispositive Power

        4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,088,988 shares of Class B Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 83.9%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 4 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above Person (Entities Only) Steven D. Schwartz

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        9,860 shares of Class B Common Stock

  8.    Shared Voting Power

        4,060,054 shares of Class B Common Stock

  9.    Sole Dispositive Power

        9,860 shares of Class B Common Stock

10.    Shared Dispositive Power

        4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,804 shares of Class B Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 83.7%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 090572-21-8	Page 5 of 11 Pages

1.	Name of Reporting Person I.R.S. Identification Nos. of above Person (Entities Only) Blue Raven Partners, L.P., 943334150

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

        4,060,054 shares of Class B Common Stock

  8.    Shared Voting Power

        0 shares of Class B Common Stock

  9.    Sole Dispositive Power

        4,060,054 shares of Class B Common Stock

10.    Shared Dispositive Power

        0 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,054 shares of Class B Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 83.7%

14.	Type of Reporting Person IN

Item 1.    Security and Issuer.

This statement relates to the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.

Item 2.    Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2000 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P. (the “Prior Filing”). Each of David Schwartz, Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz together with Blue Raven Partners, L.P. (sometimes collectively referred to as the “Shareholders”) has agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and attached as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated herein by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates.

(a)-(c), (f). This statement is being filed by (1) David Schwartz, Chairman of the Board of Bio-Rad, (2) Alice N. Schwartz, a Director of Bio-Rad, retired and owner of a one-half community property interest in all shares owned beneficially by David Schwartz, (3) Norman D. Schwartz, President, Chief Executive Officer and Director of Bio-Rad, (4) Steven D. Schwartz, and (5) Blue Raven Partners, L.P. (the “Partnership”), a California limited partnership organized to provide consolidated management of certain assets owned by the partners.

The business address of each of David Schwartz and Norman D. Schwartz is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547. The business address for each of Alice N. Schwartz and Blue Raven Partners, L.P. is 1129 James Place, El Cerrito, California 94530. The business address for Steven D. Schwartz is 115 Farragut Street, Hercules, California 94547.

Each of David Schwartz, Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz is a citizen of the United States of America.

(d), (e). During the last five years, none of David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and the Partnership has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violating with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by David Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Price Per Share	Ownership
2/1/00	31,100	$11.50	Direct
11/27/00	(3,200)	$14.90	Direct
12/10/01	6,106	$31.65	Direct
1/16/01	(3,200)	$15.00	Direct
8/27/01	(1,500)	$27.00	Direct
2/6/02	57,750	$28.50	Direct
2/12/02	8,888	$33.00	Direct
7/23/02	4,250	$36.00	Direct
12/5/02	(1,420)	$40.00	Direct
4/28/03	9,500	$10.45	Direct

The funds used for the direct purchase of additional shares of Class B Common Stock (as indicated in the above table) were available from personal funds of David Schwartz and Alice N. Schwartz. Such shares were acquired upon the exercise of stock options at the price per share indicated in the above table pursuant to the 1994 Stock Option Plan of Bio-Rad.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Norman D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Price Per Share	Ownership
11/27/00	1,600	$14.90	Direct
1/16/01	1,600	$15.00	Direct
8/27/01	750	$27.00	Direct
12/05/02	710	$40.00	Direct
1/30/03	7,500	$13.17	Direct

The shares of Class B Common Stock acquired on November 27, 2000, January 16, 2001 and December 5, 2002 were acquired by the wife of Norman D. Schwartz by gift from David Schwartz and Alice N. Schwartz. The 750 shares of Class B Common Stock acquired on August 27, 2001 were acquired by Norman D. Schwartz from a trust of the father of Alice N. Schwartz, over which Alice N. Schwartz held sole voting and sole dispositive power as trustee. The 7,500 shares of Class B Common Stock acquired on January 30, 2003 were acquired by Norman D. Schwartz upon the exercise of stock options at $13.17 per share pursuant to the 1994 Stock Option Plan of Bio-Rad and the funds used for the direct purchase of such shares were available from personal funds of Norman D. Schwartz.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Steven D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Price Per Share	Ownership
11/27/00	1,600	$14.90	Direct
1/16/01	1,600	$15.00	Direct
8/27/01	750	$27.00	Direct
12/05/02	710	$40.00	Direct

The shares of Class B Common Stock acquired on November 27, 2000, January 16, 2001 and December 5, 2002 were acquired by the wife of Steven D. Schwartz by gift from David Schwartz and Alice N. Schwartz. The 750 shares of Class B Common Stock acquired on August 27, 2001 were acquired by Steven D. Schwartz from a trust of the father of Alice N. Schwartz, over which Alice N. Schwartz held sole voting and sole dispositive power as trustee.

All share numbers reported in this statement have been adjusted for stock splits, including the two-for-one stock split of the Company’s Class A and Class B Common Stock effected in a form of a stock dividend which was paid on March 7, 2002.

Item 4.    Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

The purpose of the Shareholders’ ownership of Bio-Rad shares has been control of the Company. The Shareholders control the management of the Company and may be deemed to be “parents” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 5.    Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b):

The Partnership:

The Partnership is the direct and beneficial owner of 4,060,054 shares of the Class B Common Stock with respect to which it has sole voting and dispositive power, representing 83.7% of the issued and outstanding Class B Common Stock.

David Schwartz and Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz:

David Schwartz and Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz have indirect beneficial ownership of the 4,060,054 shares of Class B Common Stock held by the Partnership, over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

David Schwartz and Alice N. Schwartz are general partners in DANSA Partners Limited, a California limited partnership (“DANSA Partners”) which, from time to time, holds securities of the issuer. As general partners of the DANSA Partners, David Schwartz and Alice N. Schwartz have voting and dispositive power of the Limited Partnership’s shares. Currently, DANSA Partners holds 41,176 shares of Class B Common Stock. David Schwartz and Alice N. Schwartz are the beneficial owners of an additional 111,124 shares of Class B Common Stock over which they have sole voting power. David Schwartz has options to purchase 427,526 shares of Class B Common Stock of which 310,328 are exercisable within sixty days and which constitute community property. As the result of the foregoing, David Schwartz and Alice N. Schwartz have beneficial ownership of an aggregate of 4,522,682 shares of Class B Common Stock, representing 87.4% of the issued and outstanding Class B Common Stock.

Norman D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the shares of Class B Common Stock held by DANSA Partners. Currently, Norman D. Schwartz holds 17,360 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 9,110 of such shares owned directly and beneficially by Norman D. Schwartz’s wife. Norman D. Schwartz has options to purchase 110,283 shares of Class B Common Stock of which 20,684 are exercisable within sixty days. As the result of the foregoing, Norman D. Schwartz has beneficial ownership of an aggregate of 4,088,988 shares of Class B Common Stock, representing 83.9% of the issued and outstanding Class B Common Stock.

Steven D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the shares of Class B Common Stock held by DANSA Partners. Currently, Steven D. Schwartz holds 9,860 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 9,110 of such shares owned directly and beneficially by Steven D. Schwartz’s wife. As the result of the foregoing, Steven D. Schwartz has beneficial ownership of an aggregate of 4,060,804 shares of Class B Common Stock, representing 83.7% of the issued and outstanding Class B Common Stock.

(c): None.

(d)-(e): Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

David Schwartz owns beneficially 3,210,383 shares of the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Company, representing approximately 15.7% of the issued and outstanding Class A Common Stock.

Norman D. Schwartz is the direct and beneficial owner of 211,454 shares of Class A Common Stock, representing approximately 1.0% of the issued and outstanding Class A Common Stock.

Steven D. Schwartz is the direct and beneficial owner of 164,998 shares of Class A Common Stock, representing approximately 0.8% of the issued and outstanding Class A Common Stock.

David Schwartz and Alice N. Schwartz are married and are the parents of Norman D. Schwartz and Steven D. Schwartz. By virtue of the Shareholders’ Class B Common Stock ownership, they control the management of the Company and may be deemed to be “control persons” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1*	Agreement Among the Shareholders to File Joint Schedule 13D.

Exhibit 2*	Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibits to our Schedule 13D filed with the Commission on January 13, 2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: June 26, 2003	/s/ DAVID SCHWARTZ

David Schwartz, individually

/s/ ALICE N. SCHWARTZ

Alice N. Schwartz, individually

/s/ NORMAN D. SCHWARTZ

Norman D. Schwartz, individually

/s/ STEVEN D. SCHWARTZ

Steven D. Schwartz, individually

BLUE RAVEN PARTNERS, L.P.

/s/ DAVID SCHWARTZ

David Schwartz, General Partner

EXHIBIT INDEX

Exhibit 1*	Agreement Among the Shareholders to File Joint Schedule 13D.

Exhibit 2*	Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibits to our Schedule 13D filed with the Commission on January 13, 2000.